Exhibit 99.1
Q4
2025
EARNINGS RESULTS
Conference Call
Friday, February 20, 2026
9:00 a.m. (Mexico City Time)
10:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:
International Toll-Free:    +1 (888) 350-3870
International Toll:    +1 (646) 960-0308
International Numbers:    https://events.q4irportal.com/custom/access/2324/
Participant Code:    1849111

Webcast:    https://events.q4inc.com/attendee/167506719

The replay will be available two hours after the call has ended and can be accessed from Vesta's IR website.

Juan Sottil
CFO
+52 55 5950-0070 ext. 133
jsottil@vesta.com.mx
Fernanda Bettinger
IRO
+52 55 5950-0070 ext. 163
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Barbara Cano
InspIR Group
+1 (646) 452-2334
barbara@inspirgroup.com

Mexico City, February 19, 2026 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the fourth quarter ended December 31, 2025. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, Vesta's consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.
Q4 2025 Highlights
•Vesta delivered solid financial results for the full-year 2025. Total rental income increased to US$ 283.2 million, while rental revenues reached US$ 273.6 million, representing a 11.8% year over year increase and exceeding the upper end of the Company's 10-11% full year revenue guidance. Adjusted Net Operating Income (Adjusted NOI1) margin reached 94.8% in 2025, exceeding revised guidance of 94.5%, while Adjusted EBITDA2 margin reached 84.4%, in line with the revised guidance of 84.5%. Vesta Funds From Operations (Vesta FFO) totaled US$ 174.9 million in 2025 at; a 9.2% increase compared to US$ 160.1 million in 2024.
•Vesta achieved strong leasing activity in 2025, totaling 6.9 million square feet (sf), including 1.9 million sf in new leases and 5.0 million in lease renewals, representing the highest level of renewals in the last three years, which resulted in a weighted lease term of seven-years.
•Renewals and re-leasing activity in 2025 reached 5.4 million sf, with a trailing twelve-month weighted average spread of 10.8%.
•Fourth quarter 2025 leasing activity reached 1.9 million sf: 771 thousand sf in new leases with existing and new Vesta tenants in the electronics, aerospace and automotive sectors, reflecting improving market dynamics. Lease renewals accounted for 1.2 million sf, with a weighted average lease term of approximately five years. Total portfolio occupancy reached 89.7% at quarter's end, while stabilized and same-store occupancy reached 93.6% and 95.0%, respectively.
•During the quarter, Vesta began construction on two new buildings: one inventory building in Guadalajara and one built-to-suit in Querétaro. Construction in progress totaled 0.8 million sf as of the end of the fourth quarter 2025, representing an estimated investment of approximately US$ 59.0 million and an expected yield on cost of 9.9%.
•On October 9, 2025, the Company repaid its Metlife II credit facility and the related incremental facility, totaling US$ 150 million and US$ 26.6 million, respectively. Subsequent to quarter-end, on February 17, Vesta prepaid its Metlife III facility of US$ 118 million. These repayments further strengthen the Company's balance sheet, leaving Vesta with no secured debt and enhancing overall financial flexibility.
•Vesta paid dividends of US$ 17.4 million for the fourth quarter of 2025, equivalent to MXN$ 0.3751 per ordinary share, on January 19, 2026.
•In 2025, the Company was included within the S&P/BMV Total ESG Mexico Index for the sixth consecutive year and was also included within the S&P Global Sustainability Yearbook for the third consecutive year. In addition, Vesta has surpassed the targets associated with its sustainability-linked bond issued in early 2021, ending 2025 with 19 new LEED-certified buildings and 19 buildings with EDGE certification. As a result, approximately 54% of the Company's gross leasable area (GLA) is now certified. Vesta is also among the leading companies in the MSCI ESG ratings, achieving an AA rating for the second consecutive year.

1 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers.
2 Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers.

2

2026 Guidance

For 2026, Vesta expects rental revenues to increase in the range of 10.0-11.0%, with an Adjusted NOI margin of approximately 93.5% and an Adjusted EBITDA margin of approximately 83%, while maintaining solid performance across key operational metrics.3

				12 months
Financial Indicators (million)	Q4 2025	Q4 2024	Chg. %	2025	2024	Chg. %
Total Rental Income	76.4	65.2	17.2	283.2	252.3	12.2
Total Revenues (-) Energy	73.4	63.3	16.0	273.6	244.8	11.8
Adjusted NOI	69.4	59.3	17.1	259.4	231.5	12.0
Adjusted NOI Margin %	94.6%	93.7%		94.8%	94.6%
Adjusted EBITDA	61.1	51.7	18.2	231.1	204.4	13.1
Adjusted EBITDA Margin %	83.3%	81.7%		84.4%	83.5%
EBITDA Per Share	0.0712	0.0590	20.8	0.2684	0.2314	16.0
Total Comprehensive Income	172.4	(66.6)	(358.6)	243.7	210.2	15.9
Vesta FFO	39.3	41.1	(4.3)	174.9	160.1	9.2
Vesta FFO Per Share	0.0458	0.0469	(227.2)	0.2031	0.1813	1201.3
Vesta FFO (-) Tax Expense	3.4	39.6	(91.4)	118.7	128.2	(7.4)
Vesta FFO (-) Tax Expense Per Share	0.0039	0.0452	(91.3)	0.1379	0.1452	(5.0)
Diluted EPS	0.2008	(0.0760)	(364.3)	0.2830	0.2380	18.9
Shares (average)	858.4	877.1	(2.1)	861.1	883.3	(2.5)
•Fourth quarter 2025 total revenues reached US$ 76.4 million; a 17.2% year on year increase from US$ 65.2 million in the fourth quarter 2024. Total revenues excluding energy increased to US$ 73.4 million; an 16.0% year on year increase from US$ 63.3 million in 2024 due to US$ 8.6 million in new revenue-generating contracts and a US$ 2.2 million favorable inflationary impact on fourth quarter 2025 results.
•Fourth quarter 2025 Adjusted NOI increased 17.1% to US$ 69.4 million, compared to US$ 59.3 million in the fourth quarter 2024. Adjusted NOI margin for the fourth quarter was 94.6%; a 88-basis-point year over year increase, driven by higher rental income and a decreased proportion of costs relative to rental income.
•Adjusted EBITDA for the quarter increased 18.2% to US$ 61.1 million, compared to US$ 51.7 million in the fourth quarter 2024. Adjusted EBITDA margin for the quarter was 83.3%; an 155-basis-point increase primarily driven by higher revenues and a decline in administrative expenses as a percentage of rental income, reflecting Vesta's continued expense control discipline.
•Fourth quarter 2025 Vesta funds from operations after tax (Vesta FFO Less Tax Expense) decreased to US$ 3.4 million, compared to US$ 39.6 million for the same period in 2024. Vesta FFO after tax per share was US$ 0.0039 for the fourth quarter 2025, compared with US$ 0.0452 for the same period in 2024; a 91.3% decrease. This decline was primarily due to higher current tax expense during the quarter, mainly as a result of Mexican peso appreciation. Fourth quarter 2025 Vesta FFO excluding current tax was US$ 39.3 million, compared to US$ 41.1 million in the fourth quarter 2024. The decrease was primarily due to higher interest expense in the fourth quarter of 2025 compared to the same period in 2024.
•Fourth quarter 2025 total comprehensive income was a gain of US$ 172.4 million, compared to a US$ 66.6 million loss in the fourth quarter 2024, primarily due to a positive impact from deferred taxes during the fourth quarter 2025.
3 These amounts are estimates and are based on management’s current expectations. Amounts are subject to change and Vesta undertakes no responsibility to update this outlook. The Company is unable to present a quantitative reconciliation of expected NOI margin and expected Adjusted EBITDA margin which are forward-looking non-IFRS measures, because the Company cannot reliably predict certain of their necessary components, such as gain on revaluation of investment property, exchange gain (loss) – net, or gain on sale of investment property, among others.

3

•The total value of Vesta’s investment property portfolio was US$ 4.1 billion as of December 31, 2025; a 11.7% increase compared to US$ 3.7 billion at the end of December 31, 2024.

4

Letter from the CEO
Resilience as a Strategic Imperative for Long-Term Value
The close of 2025 marked the inflection point in a long-standing geopolitical era that has defined a decade, with 2026 beginning at the crossroads of uncertainty and structural transformation. Geopolitical realignment, potential evolution of the USMCA, accelerating regionalization, and the transition from analytical to operational digitization are reshaping how capital, supply chains, and production are organized across the global economy.

Against this backdrop, Mexico is entering 2026 inherently resilient and strategically indispensable to North America’s industrial and logistics ecosystem. Even in a scenario in which the USMCA were to be weakened or redefined amid shifting U.S. political priorities, Mexico’s position remains structurally anchored in deeply integrated production networks, greater supply-chain resilience mandates, and accelerated operational digitization. E-commerce-related demand is increasing, a trend that will strengthen for the foreseeable future. And Vesta has deep relationships with world-class e-commerce leaders, as our results for the year demonstrate. Importantly, manufacturing returned with conviction in 2025: 86 percent of new leases we signed in 2025 were manufacturing related. The electronics sector led this activity, as well as scientific equipment, and industrial machinery manufacturing. I’ve commented previously that Mexico has overtaken China as the largest exporter of electrical and electronic equipment to the United States, and we’re seeing that reflected directly in our leasing pipeline. Today Vesta benefits from dual engines of demand: a resilient logistics and e-commerce base combined with a powerful resurgence in advanced manufacturing. These dynamics are driving demand for modern, Class A industrial space and elevating the importance of consistent excellence in execution.

2025 proved to be a test of discipline and adaptability. It opened against a backdrop of heightened uncertainty and softer activity, but conditions strengthened steadily as the year progressed. In this environment, disciplined execution enabled us to lease 1.9 million square feet of vacant space, deepening Vesta's market position while maintaining healthy retention rates, and we ended the year signing nearly 5.0 million square feet of renewals- the highest level achieved over the past three years. As a result of slower than initially anticipated leasing activity in the first half, stabilized portfolio occupancy reached 93.6% for 2025.

As geopolitical tensions persist and uncertainty remains elevated, resilience has become a strategic imperative to protect value and support durable, long-term competitive advantages. We continue to view Mexico as a relative net beneficiary of global realignment. Vesta’s strategy remains focused on preparing for the future by leveraging our experience to continuously raise quality standards, enhance execution, and further differentiate our industrial parks in markets where scale, reliability, location, and operational excellence are increasingly critical.

During 2025, we executed a disciplined land acquisition strategy across Mexico's most relevant markets, securing a substantial majority of the land required to support the Company’s Route 2030 development pipeline, providing long-term visibility and flexibility to execute our growth strategy. As a result, today we're in a privileged position to develop best-in-class industrial parks in Mexico’s most dynamic and strategically relevant markets.

We’ve maintained a deliberate, long-term approach- selecting our markets with intention, defining clear development standards, and designing award-winning buildings to meet the evolving needs of global tenants. This strategy has resulted in a portfolio that is widely recognized as among the highest-quality and most modern industrial platforms in Mexico, rather than pursuing growth through portfolio consolidations or mixed-quality acquisitions.

We have taken deliberate actions to allocate capital in ways that best drive long-term shareholder value. We began 2025 executing a substantial share repurchase, reflecting confidence in Vesta's strategy and valuation. At the same time, we proactively accessed the capital markets to further strengthen our balance sheet and enhance financial flexibility, positioning the Company to execute through the cycle and into the next phase of growth.

On September 30, 2025, we successfully issued US$ 500 million of senior unsecured notes due 2033 at a fixed interest rate of 5.50%. The transaction further solidified our financial foundation, extended our debt maturity profile, and advanced our transition towards a fully unsecured capital structure. Proceeds are being used, in part, to prepay existing debt.

5

Vesta delivered solid operational performance in 2025, substantiating the resilience of our business model in a challenging operating environment. Total revenues increased to US$ 283.2 million, while rental revenues reached US$ 273.6 million, representing year-over-year growth of 11.8% and exceeding the upper end of our full-year guidance range of 10% to 11%. In the fourth quarter, total revenues were US$ 76.4 million, with rental revenues of US$ 73.4 million, increasing 16.0% compared to the same period last year and underscoring the continued strength of our core portfolio.

On a full-year basis, Adjusted Net Operating income totaled US$ 259.4 million, representing year-over-year growth of 12.0%, with an Adjusted NOI margin of 94.8%, exceeding our full-year guidance of 94.5%. In the fourth quarter, Adjusted NOI reached US$ 69.4 million, reflecting strong growth of 17.1% compared to the prior-year quarter and with a margin of 94.6%.

Full year Adjusted EBITDA totaled US$ 231.1 million, increasing 13.1% year over year, with an Adjusted EBITDA margin of 84.4%, in line with our revised guidance of 84.5%. In the fourth quarter, Adjusted EBITDA reached US$ 61.1 million, representing an increase of 18.2% versus the prior year quarter, and a 83.3% margin.

For the full year, Vesta FFO totaled US$ 174.9 million, representing a 9.2% increase compared to 2024. In the fourth quarter, Vesta FFO reached US$ 39.3 million, compared to US$ 41.1 million in the prior-year quarter, reflecting a slight decline of 4.3%.

Our highly selective long-term approach to clients and markets underpins the relevance and resilience of Vesta's platform. Supported by our outstanding leadership team, a well-defined strategy, and a consistent medium- and long-term focus, Vesta is favorably positioned to execute and create value across cycles.

Thank you for your continued support,

Lorenzo D. Berho
CEO

6

Fourth Quarter Financial Summary
Consolidated Statutory Accounts
The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.
All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. Fourth quarter 2025 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.
Revenues

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2025	Q4 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	70.3	59.9	17.4	259.2	231.2	12.1
Reimbursable building services	3.1	3.4	(8.5)	14.4	13.2	9.7
Energy Income	3.1	1.9	58.1	9.6	7.6	26.6
Management Fees	0.0	0.0	na	0.0	0.4	(91.7)
Total Revenues	76.4	65.2	17.2	283.2	252.3	12.2
Total Operating Property Costs	(8.3)	(7.4)	12.1	(28.3)	(24.6)	15.0
Related to properties that generate rental income	(6.8)	(6.3)	8.3	(24.1)	(21.2)	13.5
Costs related to properties	(4.0)	(4.0)	(0.2)	(14.2)	(13.2)	7.6
Costs related to energy	(2.8)	(2.3)	22.9	(9.9)	(8.0)	23.2
Related to properties that did not generate rental income	(1.5)	(1.1)	33.8	(4.2)	(3.3)	24.6
Adjusted Net Operating Income	69.4	59.3	17.1	259.4	231.5	12.0
Vesta’s fourth quarter 2025 total revenues increased 17.2% to US$ 76.4 million, from US$ 65.2 million in the fourth quarter 2024. The US$ 11.25 million rental revenue increase was primarily due to: [i] a US$ 8.62 million, or 13.2%, increase from space rented in the fourth quarter of 2025 which had previously been vacant in the fourth quarter of 2024; [ii] a US$ 2.24 million, or 3.4%, increase related to inflationary adjustments on rented property in the fourth quarter of 2025, [iii] a US$ 2.79 or 4.3%, increase due to recognized straight-line IFRS adjustment; [iv] a US$ 1.13 million increase in energy income; and [v] a US$ 0.03 million, or 0.1%, increase in rental income due to the conversion of peso-denominated rental income into U.S. dollars.
These results were partially offset by: [i] a US$ 3.28 million, or 5.0%, decrease related to lease agreements which expired and were not renewed during the fourth quarter 2025; and [ii] US$ 0.29 million decrease in other income reflecting reimbursements for expenses paid by Vesta on behalf of clients that are not recorded as rental revenue.
89.9% of Vesta’s fourth quarter 2025 rental revenues were U.S. dollar denominated and indexed to the U.S. Consumer Price Index (CPI), an increase from 88.7% in the fourth quarter 2024. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

7

Property Operating Costs
Vesta’s fourth quarter 2025 total operating costs reached US$ 8.3 million, compared to US$ 7.4 million in the fourth quarter 2024; a US$ 0.9 million, or 12.1%, increase due to increased costs related to both rental income generating properties and non generating income properties.
During the fourth quarter 2025, costs related to investment properties generating rental revenues amounted to US$ 6.8 million, compared to US$ 6.3 million for the same period in 2024. This was primarily attributable to an increase in costs related to real estate taxes, insurance costs, and other property related expenses, while fourth quarter 2025 energy-related costs increased by 22.9% to US$ 2.8 million from US$ 2.3 million during the fourth quarter 2024.
Costs from investment properties which did not generate rental revenues during the fourth quarter 2025 increased by US$ 0.4 million, to US$ 1.5 million. This was primarily due to an increase in real estate taxes, insurance costs, maintenance and other property related expenses as a result of higher vacancy rates at Vesta Parks compared to 2024.
Adjusted Net Operating Income (Adjusted NOI) 3
Fourth quarter Adjusted Net Operating Income increased 17.1% to US$ 69.4 million year on year with a 88 basis-points NOI margin increase, to 94.6%. This increase was due to higher revenues and stable costs as a percentage of rental income, resulting in a higher margin.
General and Administrative Expenses

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2025	Q4 2024	Chg. %	2025	2024	Chg. %
General and Administrative Expenses	(9.3)	(8.5)	9.9	(33.8)	(32.8)	3.1
Stock- based Compensation Expenses	2.5	2.0	24.4	9.6	9.0	7.2
Depreciation	(0.5)	(0.5)	(7.0)	(1.7)	(1.4)	21.8
Adjusted EBITDA	61.1	51.7	18.2	231.1	204.4	13.1
Fourth quarter 2025 general and administrative expenses totaled US$ 9.3 million, compared to US$ 8.5 million in the fourth quarter of 2024; a 9.9% increase. The increase is primarily due to an increase in employees' annual salary and short-term benefits, as well as auditing, legal and consulting expenses, property appraisal and marketing expenses.
Expenses related to the share-based payment of Vesta’s compensation plan amounted to US$ 2.5 million for the fourth quarter of 2025. For detailed information on Vesta’s expenses, please see Note 18 within the Company’s Financial Statements.
Depreciation
Fourth quarter 2025 depreciation was US$ 0.5 million, a very slight decrease compared to US$ 0.5 million in the fourth quarter of 2024. This amount reflects office space and equipment depreciation as well as the amortization of Vesta´s operating systems.

___________________________________
1.NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers.

8

Adjusted EBITDA 4
Fourth quarter 2025 Adjusted EBITDA increased by 18.2% to US$ 61.1 million, from US$ 51.7 million in the fourth quarter 2024, with a 155-basis-points EBITDA margin increase to 83.3%, as compared to 81.7% for the same period in 2024. This margin increase was due to higher profit and a lower proportion of administrative expenses relative to revenues during the fourth quarter 2025.
Other Income and Expense

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2025	Q4 2024	Chg. %	2025	2024	Chg. %
Other Income and Expenses
Interest income	3.2	2.0	58.5	5.3	15.2	(65.28)
Other income	3.2	0.9	251.1	6.8	4.3	58.27
Other expense	(1.5)	(0.8)	75.3	(3.5)	(5.2)	(31.61)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(21.8)	(10.6)	106.0	(56.2)	(44.3)	27.03
Exchange gain (loss)	1.4	(0.9)	265.9	10.1	(10.8)	(193.17)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	0.0	2.4	(100.0)	0.0	2.6	(100.38)
Gain on revaluation of investment properties	55.5	39.4	41.0	52.1	270.7	(80.77)
Total other income (expenses)	40.1	32.4	23.8	14.5	232.6	(93.76)
Total fourth quarter 2025 other income reached US$ 40.1 million, compared to US$ 32.4 million in other income at the end of the fourth quarter 2024, an increase primarily due to an increased gain on revaluation of investment properties, a positive variance in exchange gain, higher interest income and other income, partially offset by higher interest expense and higher other expenses.
Fourth quarter 2025 interest income increased to US$ 3.2 million year on year, from US$ 2.0 million in the fourth quarter 2024, due to a higher interest-generating cash position during the fourth quarter 2025 as compared to the same quarter last year.
Fourth quarter 2025 other income resulted in a US$ 3.2 million gain due to the net result of the Company’s other accounting income.
Fourth quarter 2025 other expense resulted in a US$ 1.5 million expense, which reflects net result of the Company’s other accounting expenses.
Fourth quarter 2025 interest expense increased to US$ 21.8 million, from US$ 10.6 million for the same quarter in 2024, reflecting a higher debt balance compared to last year´s fourth quarter.
Vesta’s fourth quarter 2025 foreign exchange gain was US$ 1.4 million, compared to a US$ 0.9 million loss in fourth quarter 2024. This gain relates primarily to a sequential currency movement in Vesta’s dollar-denominated debt balance during fourth quarter 2025 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.
The valuation of investment properties in the fourth quarter 2025 resulted in a US$ 55.5 million gain, compared to a US$ 39.4 million gain in the fourth quarter of 2024. This year over year increase was primarily driven by the start of two buildings in Guadalajara, and new leasing activity throughout the fourth quarter.
___________________________________
2.EBITDA and EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers.

9

Profit Before Income Taxes

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2025	Q4 2024	Chg. %	2025	2024	Chg. %
Profit Before Income Taxes	98.5	81.2	21.2	234.0	426.2	(45.1)
Income Tax Expense	75.8	(143.8)	152.7	7.9	(202.8)	(103.9)
Current Tax	(36.0)	(1.5)	2,247.9	(56.1)	(31.9)	76.0
Deferred Tax	111.8	(142.3)	(178.5)	64.1	(170.9)	(137.5)
Profit for the Period	174.3	(62.6)	378.2	241.9	223.3	8.3
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(1.9)	(4.0)	(51.7)	1.8	(13.2)	(113.6)
Total Comprehensive Income for the period	172.4	(66.6)	358.6	243.7	210.2	15.9
Due to the above factors, fourth quarter 2025 profit before income tax reached US$ 98.5 million, compared to US$ 81.2 million for the same quarter last year.
Income Tax Expense
Vesta reported a US$ 75.8 million income tax gain in the fourth quarter 2025, compared to a US$ 143.8 million expense in fourth quarter 2024.
In calculating income tax expense for each quarter of the year, the Company estimated its 2025 effective tax rate, taking into account stable balances, the statutory tax rate, the expected effects of exchange rate movements on tax balances, and the anticipated inflation effects.
Fourth Quarter 2025 Profit
Due to the above, the Company’s fourth quarter 2025 profit was US$ 174.3 million, compared to US$ 62.6 million loss in the fourth quarter 2024.
Total Comprehensive Income (Loss) for the Period
Vesta closed the fourth quarter 2025 with US$ 172.4 million in total comprehensive income, compared to a US$ 66.6 million loss at the end of the fourth quarter of 2024, driven by the factors described above. This comprehensive income was partially offset by a US$ 1.9 million loss from exchange differences related to the translation of other functional currency operations.

10

Funds from Operations (FFO)

				12 months
FFO Reconciliation (million)	Q4 2025	Q4 2024	Chg. %	2025	2024	Chg. %
Profit for the year	174.3	(62.6)	(378.2)	241.9	223.3	8.3
Gain on revaluation of investment properties	(55.5)	(39.4)	41.0	(52.1)	(270.7)	(80.8)
Gain in properties sold	0.0	(2.4)	na	0.0	(2.6)	na
FFO	118.8	(104.4)	(213.8)	189.8	(50.0)	(479.5)
Stock- based Compensation Expenses	2.5	2.0	24.4	9.6	9.0	7.2
Exchange Gain (Loss)	(1.4)	0.9	(265.9)	(10.1)	10.8	(193.2)
Depreciation	0.5	0.5	(7.0)	1.7	1.4	21.8
Other income	(3.2)	(0.9)	251.1	(6.8)	(4.3)	58.3
Other income energy	1.5	0.8	75.3	3.5	5.2	(31.6)
Energy	(0.2)	0.4	(159.8)	0.3	0.4	(36.3)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Interest income	(3.2)	(2.0)	58.5	(5.3)	(15.2)	(65.3)
Income Tax Expense	(75.8)	143.8	(152.7)	(7.9)	202.8	na
Vesta FFO	39.3	41.1	(4.3)	174.9	160.1	9.2
Vesta FFO per share	0.0458	0.0469	(2.3)	0.2031	0.1813	12.0
Current Tax	(36.0)	(1.5)	2,247.9	(56.1)	(31.9)	na
Vesta FFO (-) Tax Expense	3.4	39.6	(91.4)	118.7	128.2	(7.4)
Vesta FFO (-) Tax Expense per share	0.0039	0.0452	(91.3)	0.1379	0.1452	(5.0)
Fourth quarter 2025 Vesta Funds from Operations after tax expense resulted in a US$ 3.4 million, or US$ 0.0039 per share, gain compared with a US$ 39.6 million, or US$ 0.0452 per share, gain for fourth quarter 2024.
Vesta FFO for the fourth quarter 2025 reached US$ 39.3 million; a 4.3% decrease compared to US$ 41.1 million in fourth quarter 2024, while Vesta FFO per share reached US$ 0.0458 per share during the fourth quarter 2025, a 2.3% decrease compared to last year's fourth quarter.
Capex
Investing activities during the fourth quarter of 2025 were primarily related to payments for works in progress on new buildings in the Bajío region, as well as land bank acquisitions and infrastructure expenses during the quarter, resulting in total investing cash outflows of US$ 111.4 million.
Debt
As of December 31, 2025, the Company's total debt balance was US$ 1,275.2 million, of which US$ 1.8 million is related to short-term liabilities and US$ 1,273.4 million is related to long-term liabilities. Approximately 7.9% of total debt was secured and is guaranteed by certain of the Company’s investment properties, as well as by the related income derived from those properties. As of fourth quarter 2025, 100% of Vesta’s debt was denominated in US dollars and 88.2% of its interest rate exposure was fixed.
Stabilized Portfolio
Vesta currently reports stabilized portfolio occupancy and same store occupancy as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers.

11

The operating portfolio calculation includes properties which have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

	Q4 2024			Q4 2025
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	8,106,357	20.6%	384,460	8,490,817	20.6%
Bajio	18,598,539	47.4%	934,499	19,533,038	47.5%
North	12,560,400	32.0%	580,459	13,140,859	31.9%
Total	39,265,296	100%	1,899,418	41,164,714	100%

	Q4 2024		Q4 2025
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	8,106,357	100.0%	8,277,752	97.5%
Bajio	17,787,462	95.6%	18,195,617	93.2%
North	11,596,366	92.3%	12,065,547	91.8%
Total	37,490,185	95.5%	38,538,916	93.6%
Same-Store Portfolio
Based on this calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q4 2024			Q4 2025
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,309	20.1%	850,157	8,106,466	20.7%
Bajio	17,811,881	49.3%	786,655	18,598,536	47.5%
North	11,081,992	30.7%	1,350,974	12,432,966	31.8%
Total	36,150,182	100%	2,987,786	39,137,968	100%

	Q4 2024		Q4 2025
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,256,309	100.0%	8,106,466	100.0%
Bajio	17,162,564	96.4%	17,705,615	95.2%
North	10,871,460	98.1%	11,357,654	91.4%
Total	35,290,333	97.6%	37,169,735	95.0%
Total Portfolio
As of December 31, 2025, the Company’s portfolio was comprised of 234 high-quality industrial assets with a total gross leased area (“GLA”) of 43.0 million sf (4.0 million square meters “m2”) and with 89.9% of the Company’s income denominated in U.S. dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajio regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

12

	Q3 2025		Q4 2025
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	8,576,840	20.0%	110	8,576,950	20.0%
Bajio	20,093,889	46.8%	0	20,093,889	46.8%
North	14,282,993	33.3%	190	14,283,183	33.3%
Total	42,953,722	100%	299	42,954,022	100%
Total Vacancy
Vesta’s property portfolio had a 10.3% vacancy rate as of December 31, 2025.

	Q3 2025		Q4 2025
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	299,198	3.5%	299,198	3.5%
Bajio	1,918,401	9.5%	1,898,272	9.4%
North	2,223,491	15.6%	2,217,636	15.5%
Total	4,441,090	10.3%	4,415,106	10.3%
Projects Under Construction
Vesta is currently developing 771,844 sf (71,707 m2) in inventory buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Guadalajara 9	314,220	29,192	25.3	Inventory	October, 2026	Guadalajara	Bajio
Guadalajara 10	376,016	34,933	29.2	Inventory	April, 2026	Guadalajara	Bajio
Safrán Exp	81,608	7,582	4.5	BTS	August, 2026	Querétaro	Bajio
Total	771,844	71,707	59.0
(1)Investment figures include the proportional cost of land and related infrastructure.
*Adjusted based on final leasing terms.

13

Land Reserves
The Company had 53.6 million sf in land reserves as of December 31, 2025.

	September 30, 2025	December 31, 2025
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	4,005,262	4,005,262	—%
Monterrey	885,988	15,256,736	1622.0%
Juárez	4,237,626	4,237,626	—%
San Luis Potosí	2,555,692	2,555,692	0.0%
Querétaro	3,561,966	3,561,966	0.0%
Guanajuato	3,404,979	3,404,979	0.0%
Aguascalientes	10,281,833	10,281,833	—%
SMA	3,597,220	3,597,220	0.0%
Guadalajara	6,311,155	5,874,455	(6.9)%
Puebla	0	0	na
Mexico City	815,780	815,780	—%
Total	39,657,501	53,591,548	35.1%

14

Summary of 12-Month 2025 Results

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2025	Q4 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	70.3	59.9	17.4	259.2	231.2	12.1
Reimbursable building services	3.1	3.4	(8.5)	14.4	13.2	9.7
Energy Income	3.1	1.9	58.1	9.6	7.6	26.6
Management Fees	0.0	0.0	na	0.0	0.4	(91.7)
Total Revenues	76.4	65.2	17.2	283.2	252.3	12.2
Total Operating Property Costs	(8.3)	(7.4)	12.1	(28.3)	(24.6)	15.0
Related to properties that generate rental income	(6.8)	(6.3)	8.3	(24.1)	(21.2)	13.5
Costs related to properties	(4.0)	(4.0)	(0.2)	(14.2)	(13.2)	7.6
Costs related to energy	(2.8)	(2.3)	22.9	(9.9)	(8.0)	23.2
Related to properties that did not generate rental income	(1.48)	(1.11)	33.8	(4.2)	(3.3)	24.6
Adjusted Net Operating Income	69.4	59.3	17.1	259.4	231.5	12.0
General and Administrative Expenses	(9.3)	(8.5)	9.9	(33.8)	(32.8)	3.1
Stock- based Compensation Expenses	2.5	2.0	24.4	9.6	9.0	7.2
Depreciation	(0.5)	(0.5)	(7.0)	(1.7)	(1.4)	21.8
Adjusted EBITDA	61.1	51.7	18.2	231.1	204.4	13.1
Other Income and Expenses
Interest income	3.2	2.0	58.5	5.3	15.2	(65.3)
Other income	3.2	0.9	251.1	6.8	4.3	58.3
Other expense	(1.5)	(0.8)	75.3	(3.5)	(5.2)	(31.6)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(21.8)	(10.6)	106.0	(56.2)	(44.3)	27.0
Exchange gain (loss)	1.4	(0.9)	265.9	10.1	(10.8)	(193.2)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	0.0	2.4	(100.0)	0.0	2.6	(100.4)
Gain on revaluation of investment properties	55.5	39.4	41.0	52.1	270.7	(80.8)
Total other income (expenses)	40.1	32.4	23.8	14.5	232.6	(93.8)
Profit Before Income Taxes	98.5	81.2	21.2	234.0	426.2	(45.1)
Income Tax Expense	75.8	(143.8)	152.7	7.9	(202.8)	(103.9)
Current Tax	(36.0)	(1.5)	2,247.9	(56.1)	(31.9)	76.0
Deferred Tax	111.8	(142.3)	(178.5)	64.1	(170.9)	(137.5)
Profit for the Period	174.3	(62.6)	378.2	241.9	223.3	8.3
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(1.9)	(4.0)	(51.7)	1.8	(13.2)	(113.6)
Total Comprehensive Income for the period	172.4	(66.6)	358.6	243.7	210.2	15.9
Shares (average)	858.4	877.1	(2.1)	861.1	883.3	(2.5)
Diluted EPS	0.2008	(0.0760)		0.2830	0.2380
Revenues increased 12.2% to US$ 283.2 million for the accumulated twelve months of 2025, compared to US$ 252.3 million in 2024, while operating costs increased to US$ 28.3 million, or 15.0%, compared to US$ 24.6 million in 2024, primarily due to the increase in properties that generate income as well as those which do not generate rental income.

15

Adjusted Net operating income for the full year 2025 was US$ 259.4 million; a 12.0% increase compared to US$ 231.5 million in the same period in 2024. The Adjusted NOI margin for the twelve months of 2025 reached 94.8% compared to 94.6% in the same period in 2024.
At the close of December 31, 2025, administrative expenses increased by 3.1% to US$ 33.8 million for the twelve months of 2025, as compared to US$ 32.8 million for the same period in 2024, primarily due to an increase in employees' annual salaries plus short term benefits, other expenses and Vesta´s stock-based compensation.
Adjusted EBITDA for the twelve months of 2025 was US$ 231.1 million; an 13.1% increase compared to US$ 204.4 million in the same period of 2024. The Adjusted EBITDA margin for twelve months of 2025 reached 84.4% compared to 83.5% in the same period of 2024.
Total other expense for the twelve months of 2025 was US$ 14.5 million, compared to a US$ 232.6 million gain in the prior year. This reflects a decrease in the revaluation of investment properties and interest income, and an increase in interest expense.
The Company’s profit before tax therefore amounted to US$ 234.0 million for the twelve months of 2025.
Income tax for the twelve months ended December 31, 2025 resulted in a US$ 7.9 million gain, compared to a US$ 202.8 million expense for the twelve months ended December 31, 2024. This year over year improvement was primarily due to a positive deferred tax impact of US$ 64.1 million, compared to a deferred tax expense of US$ 170.9 million in the prior year, largely due to the appreciation of the peso.
Profit for the twelve months of 2025 was US$ 241.9 million, compared to US$ 223.3 million in the same period of 2024, due to factors described above.
Vesta closed the twelve month period ended December 31, 2025 with US$ 243.7 million in total comprehensive income, compared to US$ 210.2 million at the end of the same period in 2024, driven by the factors previously described. This gain was partially increased by a US$ 1.8 million gain from functional currency translation.
Capital expenditures for the twelve-months of 2025 totaled US$ 337.5 million, primarily related to investment property development, as well as land acquisitions and infrastructure investments.

16

Subsequent Events
Dividends:
Vesta shareholders approved a US$ 69.5 million-dollar dividend at the Company's Annual General Shareholders Meeting held on March 19, 2025, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.
Vesta paid a cash dividend for the fourth quarter 2025 equivalent to MXN$ 0.3598 per ordinary share on Jan 19, 2026. The dividend was paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL) and was provisioned as dividends payable in the Company’s financial statements as of the end of the fourth quarter of 2025.

Dividends per share
Q1 2025	0.4137
Q2 2025	0.3796
Q3 2025	0.3751
Q4 2025	0.3598

17

Appendix: Financial Tables

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q4 2025	Q4 2024	Chg. %	2025	2024	Chg. %
Revenues
Rental income	70.3	59.9	17.4	259.2	231.2	12.1
Reimbursable building services	3.1	3.4	(8.5)	14.4	13.2	9.7
Energy Income	3.1	1.9	58.1	9.6	7.6	26.6
Management Fees	0.0	0.0	na	0.0	0.4	(91.7)
Total Revenues	76.4	65.2	17.2	283.2	252.3	12.2
Total Operating Property Costs	(8.3)	(7.4)	12.1	(28.3)	(24.6)	15.0
Related to properties that generate rental income	(6.8)	(6.3)	8.3	(24.1)	(21.2)	13.5
Costs related to properties	(4.0)	(4.0)	(0.2)	(14.2)	(13.2)	7.6
Costs related to energy	(2.8)	(2.3)	22.9	(9.9)	(8.0)	23.2
Related to properties that did not generate rental income	(1.48)	(1.11)	33.8	(4.2)	(3.3)	24.6
Adjusted Net Operating Income	69.4	59.3	17.1	259.4	231.5	12.0
General and Administrative Expenses	(9.3)	(8.5)	9.9	(33.8)	(32.8)	3.1
Stock- based Compensation Expenses	2.5	2.0	24.4	9.6	9.0	7.2
Depreciation	(0.5)	(0.5)	(7.0)	(1.7)	(1.4)	21.8
Adjusted EBITDA	61.1	51.7	18.2	231.1	204.4	13.1
Other Income and Expenses
Interest income	3.2	2.0	58.5	5.3	15.2	(65.3)
Other income	3.2	0.9	251.1	6.8	4.3	58.3
Other expense	(1.5)	(0.8)	75.3	(3.5)	(5.2)	(31.6)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(21.8)	(10.6)	106.0	(56.2)	(44.3)	27.0
Exchange gain (loss)	1.4	(0.9)	265.9	10.1	(10.8)	(193.2)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	0.0	2.4	(100.0)	0.0	2.6	(100.4)
Gain on revaluation of investment properties	55.5	39.4	41.0	52.1	270.7	(80.8)
Total other income (expenses)	40.1	32.4	23.8	14.5	232.6	(93.8)
Profit Before Income Taxes	98.5	81.2	21.2	234.0	426.2	(45.1)
Income Tax Expense	75.8	(143.8)	152.7	7.9	(202.8)	(103.9)
Current Tax	(36.0)	(1.5)	2,247.9	(56.1)	(31.9)	76.0
Deferred Tax	111.8	(142.3)	(178.5)	64.1	(170.9)	(137.5)
Profit for the Period	174.3	(62.6)	378.2	241.9	223.3	8.3
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	(1.9)	(4.0)	(51.7)	1.8	(13.2)	(113.6)
Total Comprehensive Income for the period	172.4	(66.6)	358.6	243.7	210.2	15.9
Shares (average)	858.4	877.1	(2.1)	861.1	883.3	(2.5)
Diluted EPS	0.2008	(0.0760)		0.2830	0.2380

18

Consolidated Statements of Financial Position (million)	December 31, 2025	December 31, 2024
ASSETS
CURRENT
Cash and cash equivalents	336.9	184.1
Financial assets held for trading	0.0	0.0
Accounts receivable- net	47.5	52.8
Operating lease receivable	8.8	4.7
Due from related parties	0.0	0.0
Prepaid expenses	4.1	2.1
Guarantee deposits made	0.0	0.0
Total current assets	397.4	243.8
NON-CURRENT
Investment properties	4,129.4	3,696.8
Leasing Terms	1.4	0.5
Office equipment - net	2.3	2.4
Derivative financial instruments	0.0	0.0
Due from related parties	3.4	0.0
Guarantee Deposits made	8.5	14.5
Total non-current assets	4,145.1	3,714.2

TOTAL ASSETS	4,542.5	3,957.9

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	1.8	49.9
Financial leases payable-short term	0.6	0.4
Accrued interest	10.0	2.9
Accounts payable	30.8	14.2
Income tax payable	14.2	0.6
Dividends payable	17.4	16.2
Accrued expenses	7.3	6.6
Total current liabilities	82.1	90.8
NON-CURRENT
Long-term debt	1,273.4	797.2
Financial leases payable-long term	0.8	0.1
Derivative financial instruments	0.0	0.0
Guarantee deposits received	30.0	27.4
Long-term accounts payable	23.4	0.0
Employees benefits	3.7	2.2
Deferred income taxes	381.3	442.8
Total non-current liabilities	1,712.6	1,269.8

TOTAL LIABILITIES	1,794.7	1,360.7

STOCKHOLDERS' EQUITY
Capital stock	580.0	585.5
Additional paid-in capital	884.2	905.7
Retained earnings	1,320.8	1,148.4
Share-base payments reserve	7.3	3.9
Foreign currency translation	(44.4)	(46.2)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	2,747.8	2,597.3

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,542.5	3,957.9

19

Consolidated Statements of Cash Flows (million)	December 31, 2025	December 31, 2024
Cash flow from operating activities:
Profit before income taxes	228.3	426.2
Adjustments:
Depreciation	1.0	0.8
Depreciation of right of use assets	0.8	0.7
Gain on revaluation of investment properties	(48.7)	(270.7)
Effect of foreign exchange rates	(8.3)	(2.3)
Interest income	(5.3)	(15.2)
Interest expense	52.6	41.9
Amortization debt issuance-related expenses	3.1	2.3
Gain share of results of associates	0.0	0.0
Expense recognized related to share-based payments	12.7	9.0
Employee Benefits	1.4	0.7
Gain in sale of investment property	0.0	(2.6)
Income tax benefit from equity issuance costs	0.0	0.0
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(1.3)	5.4
Recoverable taxes	5.3	(19.0)
Guarantee Deposits made	0.0	0.5
Prepaid expenses	(2.0)	19.2
(Increase) decrease in:
Accounts payable	(0.8)	(8.5)
Accrued expenses	0.6	(0.4)
Guarantee Deposits received	2.6	1.7
Interest received	5.3	15.2
Income Tax Paid	(40.1)	(75.0)
Net cash generated by operating activities	207.25	129.7

Cash flow from investing activities
Purchases of investment property	(337.5)	(231.1)
Non-tenant reimburstments	(3.5)	0.0
Sale of investment property	5.5	5.1
Acquisition of office furniture	(0.8)	(0.6)
Net cash used in investing activities	(336.3)	(226.7)

Cash flow from financing activities
Interest paid	(45.4)	(42.1)
Loans obtained	650.0	0.0
Loans Paid	(213.6)	(69.6)
Cost of debt issuance	(5.4)	(5.6)
Dividends paid	(68.3)	(63.7)
Repurchase of treasury shares	0.0	0.0
Equity issuance	0.0	0.0
Costs of equity issuance	(36.4)	(44.2)
Payment of lease liabilities	(0.8)	(0.8)
Net cash (used in) generated by financing activities	280.1	(225.9)

Effects of exchange rates changes on cash	1.7	5.8
Net Increase in cash and cash equivalents	152.8	(317.0)
Cash, restricted cash and cash equivalents at the beginning of period	184.9	501.9
Cash, restricted cash and cash equivalents at the end of period	337.6	184.9

20

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of December 31, 2023	591.6	934.9	989.7	3.7	(33.0)	2,487.0
Dividends declared	0.0	0.0	(64.7)	0.0	0.0	(64.7)
Share-based payments	0.0	0.0	0.0	9.0	0.0	9.0
Repurchase of shares	(8.6)	(35.6)	0.0	0.0	0.0	(44.2)
Vested shares	2.5	6.4	0.0	(8.8)	0.0	0.0
Comprehensive income (loss)	0.0	0.0	223.3	0.0	(13.2)	210.2
Balances as of December 31, 2024	585.5	905.7	1148.4	3.9	(46.2)	2597.3
Dividends declared	0.0	0.0	(69.5)	0.0	0.0	(69.5)
Vested shares	2.0	7.0	0.0	(9.0)	0.0	0.0
Share-based payments	0.1	0.3	0.0	12.4	0.0	12.7
Repurchase of shares	(7.6)	(28.8)	0.0	0.0	0.0	(36.4)
Comprehensive income (loss)	0.0	0.0	235.3	0.0	1.8	237.1
Balances as of December 31, 2025	580.0	884.2	1,314.1	7.3	(44.4)	2,741.1

21

Notes and Disclaimers
Interim Consolidated Condensed Financial Statements: The financial information included in this release for the three-months periods ended December 31, 2025 and 2024 has not been audited.
Exchange Rate: The exchange rates used for figures expressed in US dollars (US$) were as follows:

Date	Exchange Rate
Balance Sheet
December 31, 2024	20.268
December 31, 2025	17.967
Income Statement
Q4 2024 (average)	20.067
Q4 2025 (average)	18.314
2024 (average)	18.302
2025 (average)	19.224
“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period.
“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period.
“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.
“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.
“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.
“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.
Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.
Percentages may not sum to total due to rounding.
Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.
Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.

22

Analyst Coverage
In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokages:
•Actinver Casa de Bolsa, S.A. de C.V. Grupo Financiero Actinver
•Barclays Bank Mexico, S.A.
•Bank of America
•BBVA Bancomer S.A.
•Bradesco BBI Research
•BTG Pactual US Capital LLC
•Casa de Bolsa Credit Suisse S.A. de C.V.
•Casa de Bolsa Santander S.A. de C.V.
•Citigroup Global Markets Inc.
•GBM Grupo Bursátil Mexicano S.A. de C.V.
•Grupo Financiero Interacciones S.A. de C.V.
•Grupo Signum, S.A. de C.V.
•Goldman Sachs
•Itaú Corretora de Valores S.A
•J.P. Morgan Casa de Bolsa, S.A. de C.V.
•Morgan Stanley
•Scotia Inverlat Casa de Bolsa S.A. de C.V.

About Vesta
Vesta is a leading real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of December 31, 2025, Vesta owned 234 properties located in modern industrial parks across 16 states in Mexico, totaling 43.0 million sf (4.0 million m2) of gross leasable area (GLA). Vesta serves a diversified base of world-class clients across a range of industries, including automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information, please visit: www.vesta.com.mx.
Note on Forward-Looking Statements
This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated

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competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.
Definitions / Discussion of Non-GAAP Financial Measures:
Change in Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO calculation methodology
During the year ended December 31, 2023, our business began to experience different effects associated with our tenants growing their operations in Mexico that among other impacts resulted in increased energy consumption which we recognize as an energy income and energy cost during the period. Our management considered these income and costs represent a business activity not actively managed by us and does not relate directly to our business operation and strategy; therefore, we updated our policy to further adjust our Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.
We have applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of $0.3 million, ($0.4) million and $0.0 million as of December 31, 2023, 2022 and 2021.
Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI
The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.
NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.”

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Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example, interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.
Adjusted EBITDA margin, NOI margin and Adjusted NOI margin
The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We present margin ratios to rental income plus management fees minus electricity income to compliment the understanding of our operating performance; measuring our profitability compared to the revenues directly related to our business activities.

	For the Three-Month		12 months
	Period Ended December 31,		Cumulative
	2025	2024	2025	2024

	(millions of US$)
Profit for the period	174.3	(62.6)	241.9	223.3
(+) Total income tax expense	(75.8)	143.8	(7.9)	202.8
(-) Interest income	(3.2)	(2.0)	(5.3)	(15.2)
(-) Other income (1)	(3.2)	(0.9)	(6.8)	(4.3)
(-) Other expense	1.5	0.8	3.5	5.2
(+) Finance costs	21.8	10.6	56.2	44.3
(-) Exchange gain (loss) - net	(1.4)	0.9	(10.1)	10.8
(-) Share of results of associates	0.0	0.0	0.0	0.0
(-) Gain on sale of investment property	0.0	(2.4)	0.0	(2.6)
(-) Gain on revaluation of investment property	(55.5)	(39.4)	(52.1)	(270.7)
(+) Depreciation	0.5	0.5	1.7	1.4
(+) Share-based compensation	2.5	2.0	9.6	9.0
(-) Energy income	(3.1)	(1.9)	(9.6)	(7.6)
(+) Energy Expense	2.8	2.3	9.9	8.0
Adjusted EBITDA	61.1	51.7	231.1	204.4
(+) General and administrative expenses	9.3	8.5	33.8	32.8
(-) Share -based compensation expense	(2.5)	(2.0)	(9.6)	(9.0)
NOI	67.9	58.2	255.2	228.2
(+) Property operating costs related to properties that did not generate rental income	1.5	1.1	4.2	3.3
Adjusted NOI	69.4	59.3	259.4	231.5
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.

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Reconciliation of FFO and Vesta FFO
The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.
The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month		12 months
	Period Ended December 31,		Cumulative
	2025	2024	2025	2024

	(millions of US$)
Profit for the period	174.3	(62.6)	241.9	223.3
(-) Gain on sale of investment property	0.0	(2.4)	0.0	(2.6)
(-) Gain on revaluation of investment property	(55.5)	(39.4)	(52.1)	(270.7)
FFO	118.8	(104.4)	189.8	(50.0)
(-) Exchange gain (loss) – net	(1.4)	0.9	(10.1)	10.8
(-) Other income(1)	(3.2)	(0.9)	(6.8)	(4.3)
(-) Other expense	1.5	0.8	3.5	5.2
(-) Share of results of associates	0.0	0.0	0.0	0.0
(-) Interest income	(3.2)	(2.0)	(5.3)	(15.2)
(+) Total income tax expense	(75.8)	143.8	(7.9)	202.8
(+) Depreciation	0.5	0.5	1.7	1.4
(-) Share -based compensation expense	2.5	2.0	9.6	9.0
(-) Energy income	(3.1)	(1.9)	(9.6)	(7.6)
(+) Energy Expense	2.8	2.3	9.9	8.0
Vesta FFO	39.3	41.1	174.9	160.1
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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